UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Ordinary and Extraordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Company’s Ordinary and Extraordinary Shareholders’ Meeting (“Meeting”), which will be held at 11:00 a.m., on April 26th, 2022, at the Company’s headquarters, located at Engenheiro Luiz Carlos Berrini Avenue, 1376, Cidade Monções, City of São Paulo, São Paulo State, to resolve on the following items of the agenda:

At the Ordinary General Meeting

1.               receive the accounts rendered by the management, as well as examine, discuss and vote on the Financial Statements, alongside with the Management Report, the Independent Auditors Report, and the Opinion of the Fiscal Board, for the year ended December 31st, 2021;

2.               resolve on the allocation of income for the fiscal year ended December 31st, 2021 and the distribution of dividends to the Company’s shareholders;

3.               define how many members shall the Board of Directors consist of;

4.               elect the members of the Board of Directors;

5.               elect the members of the Fiscal Board for a new term; and

6.               define the amount of the global annual remuneration of the directors and members of the Fiscal Board for the 2022 fiscal year.

At the Extraordinary General Meeting:

1.               approve the amendment of Article 5, caput, of the Company’s Bylaws, which deals with the social capital, to reflect the new number of shares in which the Company’s capital is divided, due to the cancellation of part of the common shares held in treasury; and

2.               approve the consolidated Bylaws, in order to reflect the above amendment.

General Instructions:

(i)              In accordance to Article 10 of the Company’s Bylaws, only shareholders whose shares are registered in their name in the records of the bookkeeping institution may take part and vote at the Meeting, up to 72 (seventy-two) hours before the designated date of the Meeting.

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(ii)             The shareholder’s participation may be personal, by duly constituted attorney/legal representative, or via a remote vote bulletin. Detailed guidance on the documentation required in each case is mentioned in the Manual disclosed on this date:

- Personal: if the shareholder chooses to participate of personally of the Meeting, they must attend the Meeting with a document proving their identity (identity card and CPF).

- Representation in the Meeting by a duly constituted attorney/ legal representative: in order to give greater speed and efficiency to the work of the Meeting, in accordance with the provisions of Paragraph 2, Article 10 of the Bylaws, the Company requires that shareholders who intend to be represented at the Meeting through a duly constituted legal representative/attorney, deposit the respective instruments of mandates and documentation described in the Manual at the Company’s headquarters at Engenheiro Luiz Carlos Berrini Avenue, 1376, 17th floor, Cidade Monções, City of São Paulo, São Paulo State – ZIP 04571-936, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., up to 72 (seventy-two) hours before the designated date for the Meeting. Alternatively, in order to ensure the participation of shareholders, it will be accepted to send mandates of representation and documentation described in the Meeting Manual, through the electronic address ir.br@telefonica.com, up to 72 (seventy-two) hours before the date designated for the Meeting, provided they are produced and signed using the ICP-Brasil certification.

- Remote Vote Bulletin: if the shareholder chooses to exercise their right to vote remotely, pursuant to CVM Instruction 481/09 (“ICVM 481”), they may send the vote bulletin through their respective custody agent, through the Company’s custody agent (Banco Bradesco S.A.) or directly to the Company, according to the guidelines contained in the Manual and in the remote vote bulleting. The Company also informs that, in the event of a worsening of the Covid-19 pandemic, this Meeting may be converted into an exclusively digital meeting, under the terms of ICVM 481. In this case, the Company will restate the documents related to the Meeting, informing its shareholders on the means of participation and related procedures.

- For all forms of participation mentioned above, shareholders and/or legal representative/attorney must also present an updated statement containing the respective shareholding, issued by the custodian body, up to 72 (seventy-two) hours in advance of the date set for the meeting, in accordance with the Manual.

(iii)        according to the CVM Instruction No. 165/91, as amended, the minimum percentage of participation in the voting share capital to request the adoption of the multiple voting process, for the election of members of the Board of Directors is 5%

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(five percent), solely or altogether, observing the legal deadline of 48 (forty-eight) hours in advance of the Meeting for such request. The Company reinforces the importance of multiple voting requests being made in advance, in order to facilitate the processing and participation of other shareholders, national and foreign.

(iv)        The documents listed in Article 133 of the Law n. 6404/76, as amended (“Corporations Law”) were briefly published in the physical copy of Valor Econômico of February 23rd, 2022, being available in the Valor Econômico website, in the form of Article 289 of the Corporations Law, as worded by Law No. 13,818/29; and

(v)        All documents related to the agenda are available to shareholders at the Company’s head office and may also be found on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company's website (www.telefonica.com.br/ir), in accordance with the provisions of the Corporations Law and ICVM 481.

São Paulo, March 16, 2022.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 16, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director